UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 5, 2018 (October 30, 2018)

GTY TECHNOLOGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37931	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 945-2898

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Underwriting Agreement

In connection with the Extension (as defined below), on October 30, 2018, GTY Technology Holdings Inc. (the “Company”) entered into an amendment (the “UA Amendment”) to the Underwriting Agreement, dated as of October 26, 2016, by and among the Company and Citigroup Global Markets Inc., as representative of the underwriters (the “Underwriting Agreement”), pursuant to which all references in the Underwriting Agreement to the date by which the Company must complete a business combination have been replaced with references to May 1, 2019. A copy of the UA Amendment is attached hereto as Exhibit 10.1 hereto and incorporated herein by reference.

Amendments to Transaction Documents

As previously announced, on September 12, 2018, the Company entered into definitive agreements (the “Transaction Documents”) to acquire each of Bonfire Interactive Ltd., CityBase, Inc., eCivis, Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC (collectively, the “Targets”). The transactions contemplated by the Transaction Documents are collectively referred to herein as the “Business Combination.”

On October 31, 2018, the Company entered into amendments to each of the Transaction Documents (the “Amendments”) with the Targets to, among other things, (i) provide that the Necessary Cash Amount (as defined in each Transaction Document) may be met by aggregating (x) amounts held in the Company’s trust account established in connection with the its initial public offering (the “Trust Account”) and (y) any other immediately available funds made available to the Company at the closing of the Business Combination, including through the issuance of debt or equity securities by the Company pursuant to definitive agreements entered into on or before January 18, 2019, so long as obtaining such funds pursuant to such agreements would not have a material adverse effect on the price of the Company’s common stock or on the creditworthiness of the Company and its subsidiaries taken as a whole (“Alternative Financing Sources”); (ii) provide that a Target may not terminate its respective Transaction Document due to a breach by the Company of any representation, warranty, covenant or agreement arising from the entry into or consummation of an agreement with an Alternative Financing Source; and (iii) amend the termination right in the event that, following redemptions of the Company’s ordinary shares in connection with the Business Combination, the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources is less than the Necessary Cash Amount, to provide that such right may not be exercised prior to January 18, 2019.

The foregoing description of the Amendments does not purport to be complete and is subject to and qualified in its entirety by the full text the Amendments, copies of which are attached hereto as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, and 2.6 and are incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information contained in Item 5.07 is incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On October 30, 2018, the Company held an extraordinary general meeting (the “extraordinary meeting”). At the extraordinary meeting, a total of 56,247,313 (81.52%) of the Company’s issued and outstanding Class A ordinary shares and Class B ordinary shares held of record as October 5, 2018, the record date for the extraordinary meeting, were present either in person or by proxy, which constituted a quorum. The Company’s shareholders voted on the following proposals at the extraordinary meeting, each of which were approved. The final vote tabulation for each proposal is set forth below.

1.	To amend the Company’s second amended and restated memorandum and articles of association to extend the date by which the Company has to consummate a business combination from November 1, 2018 to May 1, 2019 (the “Extension”).

Votes For	Votes Against	Abstentions	Broker Non-Votes
56,241,313	6,000	0	0

2.	To approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of proposal 1.

Votes For	Votes Against	Abstentions	Broker Non-Votes
56,147,416	99,897	0	0

Although this proposal would have received sufficient votes to be approved, no motion to adjourn was made because the adjournment of the meeting was determined not to be necessary or appropriate.

Item 7.01	Regulation FD Disclosure.

In connection with the Extension, only approximately 34,011,538 shares out of a total of 55,200,000 shares of the Company’s Class A ordinary shares were redeemed. As a result, approximately $216.8 million still remains in the trust account.

On November 5, 2018, the Company issued a press release announcing that the Extension was approved at the special meeting. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, GTY Technology Holdings Inc., a newly formed Massachusetts corporation and a wholly-owned subsidiary of the Company (“New GTY”), intends to file a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus of the Company. The Company’s shareholders, warrantholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination and the proposed amendment to the warrant agreement governing the Company’s warrants (the “Warrant Agreement”), as these materials will contain important information about the Targets, the Company, the Business Combination and the proposed amendment to the Warrant Agreement. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination and the proposed amendment to the Warrant Agreement will be mailed to shareholders and warrantholders of the Company as of a record date to be established for voting on the Business Combination and the proposed amendment to the Warrant Agreement. Shareholders and warrantholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders and warrantholders with respect to the Business Combination and the proposed amendment to the Warrant Agreement. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus on Form S-4 relating to the Business Combination and the proposed amendment to the Warrant Agreement when available.

The Targets and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the applicable Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the applicable Business Combination will be included in the proxy statement/prospectus on Form S-4 relating to the Business Combination when available.

 Forward-Looking Statements

This Current Report on Form 8-K and the Exhibits hereto include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and each Target’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and the Targets’ expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of either the Company’s or the Targets’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the Transaction Documents or could otherwise cause a Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against the Company or a Target following the announcement of the Transaction Documents and the Business Combination; (3) the inability to complete a Business Combination, including due to failure to obtain approval of the shareholders of the Company or other conditions to closing in the Transaction Documents; (4) the inability to complete the proposed amendment to the Warrant Agreement, including due to the failure to obtain the approval of the warrantholders of the Company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with a Business Combination; (6) the inability to obtain or maintain the listing of New GTY’s common stock on The Nasdaq Stock Market following the Business Combination; (7) the risk that a Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of a Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that a Target or the post-combination company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus on Form S-4 relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

 No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	First Amendment Agreement, dated October 31, 2018, by and among Bonfire Interactive Ltd., GTY Technology Holdings Inc., 1176370 B.C. Unlimited Liability Company, 1176363 B.C. Ltd. and the Bonfire Holders’ Representative named therein.

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated October 31, 2018, by and among CityBase, Inc., GTY Technology Holdings Inc. (Cayman Islands), GTY Technology Holdings Inc. (Massachusetts), GTY CB Merger Sub, Inc. and Shareholder Representative Services LLC.

2.3	Amendment No. 1 to Agreement and Plan of Merger, dated October 31, 2018, by and among eCivis Inc., GTY Technology Holdings Inc., GTY EC Merger Sub, Inc. and the eCivis Holders’ Representative named therein.

2.4	Amendment No. 1 to Agreement and Plan of Merger, dated October 31, 2018, by and among Open Counter Enterprises Inc., GTY Technology Holdings Inc, OC Merger Sub, Inc. and Shareholder Representative Services LLC.

2.5	Amendment No. 1 to Share Purchase Agreement, dated October 31, 2018, by and among Questica Inc., Questica USCDN Inc., GTY Technology Holdings Inc., Fernbrook Homes (Hi-Tech) Limited, 1176368 B.C. Ltd., each of the Questica Holders named therein and the Questica Holders’ Representative named therein.

2.6	Amendment No. 1 to Unit Purchase Agreement, dated October 31, 2018, by and among Sherpa Government Solutions LLC, GTY Technology Holdings Inc., the Sherpa Holders named therein and the Sherpa Holders’ Representative named therein.

10.1	Amendment to Underwriting Agreement, dated as of October 30, 2018, by and among GTY Technology Holdings Inc. and Citigroup Global Markets Inc., as representative of the underwriters.

99.1	Press Release dated November 5, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GTY TECHNOLOGY HOLDINGS INC.

	By:	/s/ Harry L. You
Name: Harry L. You
Title: President and Chief Financial Officer

Dated: November 5, 2018